Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
EnLink Midstream Manager, LLC:

We consent to the incorporation by reference in the registration statement (No. 333-194395) on Form S-8 of EnLink Midstream, LLC of our report dated February 28, 2014, with respect to the consolidated balance sheets of Crosstex Energy, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, the accompanying financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Crosstex Energy, Inc.

/s/ KPMG LLP

Dallas, Texas
April 7, 2014